                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-50209

                        THE MILLBURN WORLD RESOURCE TRUST

                       SUPPLEMENT DATED FEBRUARY 23, 2001
                                       TO
                     THE PROSPECTUS AND DISCLOSURE DOCUMENT
                               DATED MAY 15, 2000


     This Supplement updates certain Commodity Futures Trading Commission required information contained in The Millburn World Resource Trust Prospectus and Disclosure Document dated May 15, 2000. All capitalized terms used in this Supplement have the same meaning as in the Prospectus unless specified otherwise. Prospective investors should review the contents of both this Supplement and the Prospectus carefully before deciding whether to invest in the Trust.

     Exhibit I of this Supplement contains an updated version of the performance record of the Trust set forth on page 13 of the Prospectus. Exhibit II contains updated information regarding the civil, administrative or criminal proceedings related to the Trust's Principal Selling Agent and Clearing Brokers set forth on pages 29 through 31 of the Prospectus. Exhibit III contains an updated version of the annual rates of return since inception of the Millburn Ridgefield client funds set forth on pages II-2 and II-3 of the Prospectus.



                               * * * * * * * * * *

 All information in the Prospectus is hereby restated, except as updated hereby.

                           --------------------------



     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT SUPPLEMENT.

                                    EXHIBIT I

                            PERFORMANCE OF THE TRUST

                        THE MILLBURN WORLD RESOURCE TRUST
                      (JANUARY 1, 1996 - DECEMBER 31, 2000)

      TYPE OF POOL: Single-Advisor/Publicly-Offered/No Principal Protection
                    INCEPTION OF TRADING: September 13, 1995
                      AGGREGATE SUBSCRIPTIONS: $98,599,456
                       CURRENT CAPITALIZATION: $30,545,040
              WORST MONTHLY DRAWDOWN (MONTH/YEAR): (14.82)% (10/99)
        WORST PEAK-TO-VALLEY DRAWDOWN (MONTH/YEAR): (27.73)% (4/99-9/00)

-----------------------------------------------------------------------------------------------------------------
         MONTH                 2000              1999              1998              1997             1996
-----------------------------------------------------------------------------------------------------------------
        January                0.91%           (7.51)%            3.07%             4.24%            (0.36)%
-----------------------------------------------------------------------------------------------------------------
        February              (0.57)%           2.45%            (1.19)%            7.17%           (12.30)%
-----------------------------------------------------------------------------------------------------------------
         March                (6.69)%          (0.43)%           (1.73)%           (4.29)%            2.94%
-----------------------------------------------------------------------------------------------------------------
         April                (2.71)%           7.57%            (7.27)%           (4.63)%            2.55%
-----------------------------------------------------------------------------------------------------------------
          May                 (0.53)%          (6.39)%            6.64%             3.02%            (7.88)%
-----------------------------------------------------------------------------------------------------------------
          June                (5.32)%           6.44%             3.04%            (1.73)%            6.64%
-----------------------------------------------------------------------------------------------------------------
          July                (3.64)%          (3.79)%           (4.42)%            2.95%            (0.36)%
-----------------------------------------------------------------------------------------------------------------
         August                3.23%            1.82%             8.88%           (10.22)%            1.49%
-----------------------------------------------------------------------------------------------------------------
       September              (4.41)%           2.38%             0.54%             0.84%             4.01%
-----------------------------------------------------------------------------------------------------------------
        October                3.11%          (14.82)%           (7.76)%            0.74%             8.09%
-----------------------------------------------------------------------------------------------------------------
        November               5.09%            1.24%            (0.44)%           (0.77)%            4.10%
-----------------------------------------------------------------------------------------------------------------
        December              15.76%            2.80%             6.94%             6.45%             0.42%
-----------------------------------------------------------------------------------------------------------------
        Compound
     Rate of Return            2.32%          (10.09)%            4.39%             2.39%             7.69%
-----------------------------------------------------------------------------------------------------------------

        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

     "Worst Monthly Drawdown" is the largest negative monthly rate of return experienced by the Trust. A "drawdown" is measured on the basis of month-end Net Asset Value per Unit only, and does not reflect intra-month figures.

     "Worst Peak-to-Valley Drawdown" is the greatest percentage decline, in Net Asset Value per unit, without such month-end Net Asset Value per Unit subsequently being equaled or exceeded. For example, if the Net Asset Value per Unit dropped by 1% in each of January and February, rose by 1% in March and dropped again by 2% in April, a "peak-to-valley drawdown" would be still continuing at the end of April in the amount of approximately (3)%, whereas if the Net Asset Value per Unit had risen by 2% in March, the drawdown would have ended as of the end of February at the (2)% level.

     Monthly Rate of Return is the actual rate of return recognized by an initial $1,000 investment in the Trust.

     Performance information is calculated on an accrual basis in accordance with generally accepted accounting principles.

                                   EXHIBIT II

PAINEWEBBER

     The following paragraphs update the PaineWebber disclosure statement regarding civil, administrative or criminal proceedings related to PaineWebber set forth on pages 29 and 30 of the Prospectus.

     On April 6, 2000, the SEC brought and settled civil administrative charges against ten brokerage firms, including PaineWebber, resolving its investigation of the pricing of government securities by broker-dealers in municipal bond advanced refunding transactions during the period 1990 through 1994. Consistent with the SEC orders involving the other broker-dealers in the settlement, the PaineWebber order contains findings that the firm violated Securities Act Sections 17(A)(2) and 17(A)(3) by effecting defeasance escrow transactions with municipalities at prices deemed not reasonably related to the current wholesale market prices for the securities under the particular facts and circumstances. PaineWebber neither admitted nor denied the findings in the order. Pursuant to the terms of the order, PaineWebber is required to pay fines of approximately $26 million. The SEC settlements are part of a global resolution involving 17 brokerage firms and the SEC, NASD Regulation, Inc., the United States attorney for the Southern District of New York and the Internal Revenue Service. The global resolution requires the firms to pay a total of more than $135 million.

     UBS AG ("UBS"), UBS Americas Inc. ("UBS Americas") and PaineWebber Group Inc. ("PWG"), the parent of PaineWebber entered into an Agreement and Plan of Merger dated as of July 12, 2000, pursuant to which, PWG merged into UBS Americas effective November 4, 2000 with UBS Americas as the surviving entity. PaineWebber is now a wholly-owned indirect subsidiary of UBS.

     All futures trades made on behalf of the Trust are carried by the futures broker. The futures broker will cause all futures trades made on behalf of the Trust to be cleared through its parent, UBS.



     PRUDENTIAL SECURITIES

     The following paragraphs restate and update the Prudential Securities disclosure statement regarding civil, administrative or criminal proceedings related to Prudential Securities set forth on pages 30 and 31 of the Prospectus.

     Prudential Securities' main business office is located at Prudential Securities Building, One Seaport Plaza, New York, New York 10292, telephone
(212) 214-1000.

     Prudential Securities did not sponsor the Trust and is not responsible for the activities of Millburn Ridgefield. It acts only as one of the commodity brokers. Therefore, prospective investors in the Trust should not rely on Prudential Securities in deciding whether to invest in the Trust.

     Prudential Securities, in its capacity as commodities broker for the Trust, is registered as a broker-dealer with the United Stated Securities and Exchange Commission ("SEC"), is a member of the National Association of Securities Dealers, Inc. (the "NASD"), is registered as a futures commission merchant with the United States Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). Prudential Securities is a major securities firm with a large commodity brokerage business. It has over 270 offices in 43 states, the District of Columbia, and 18 foreign countries. Prudential Securities is a clearing member of the Chicago Board of Trade, Chicago Mercantile Exchange, New York Mercantile Exchange, and all other major United States commodity exchanges.

     From time to time Prudential Securities (in its respective capacities as a commodities broker and as a securities broker-dealer) and its principals are involved in numerous legal actions, some of which individually and all of which in the aggregate, seek significant or indeterminate damages. However, except for the actions described below, during the five years preceding the date of this Prospectus, there has been no administrative, civil, or criminal action against Prudential Securities or any of its principals which is material, in light of all the circumstances, to an investor's decision to invest in the Trust.

     On March 10, 1994, Prudential Securities agreed to the entry of a Consent Order issued by the State of Missouri, Commissioner of Securities. The allegations against Prudential Securities were that the firm failed to supervise a former registered representative, in violation of Missouri securities laws. Without admitting or denying the allegations, Prudential Securities agreed to the following: (a) to maintain and make available to the Missouri Division of Securities all customer and regulatory complaints concerning any Prudential Securities employee working in a branch located in Missouri or any security sold by such employees; (b) beginning 30 days from the date of the Consent Order and continuing for a period of three years, to include at least one public service information piece selected by the Commissioner of Securities in all of Prudential Securities' new account packages mailed to Missouri residents; (c) for a period of three years from the date of the Consent Order, to annually provide a notice to Prudential Securities' Missouri customers which details the procedures for filing a complaint with Prudential Securities and the applicable regulatory authorities. In addition, Prudential Securities agreed to pay a fine in the amount of $175,000.

     On October 27, 1994, Prudential Securities and Prudential Securities Group entered into an agreement with the Office of the United States Attorney for the Southern District of New York deferring prosecution of charges contained in a criminal complaint. The complaint alleged that Prudential Securities committed fraud in connection with the sale of certain oil and gas limited partnership interests between 1983 and 1990 in violation of federal securities laws. The terms of the agreement were complied with in full and accordingly the complaint was dismissed without prejudice in October, 1997.

     On February 29, 1996, the State of New Mexico Securities Division issued a final order, subject to a settlement whereby Prudential Securities neither admitted nor denied any allegations that Prudential Securities failed to supervise two former employees and a Branch Office Manager of its Phoenix branch. The allegations included misrepresentation, fraud, unsuitability, failure to properly register and failure to report a suspected forgery. Prudential Securities consented to the imposition of a censure and paid a fine in the amount of $15,000 and investigative fees in the amount of $2,000.

     Stemming from final settlement agreements and consent orders in a United States District Court for the Southern District of Florida, on December 10, 1996, the Department of Labor ("DOL") issued a final order imposing a statutory civil penalty against Prudential Securities in the amount of $61,250. The DOL assessed the above referenced automatic penalty under ERISA section 502(l) based upon allegations that Prudential Securities acted as a fiduciary under ERISA with respect to the Metacor, Inc. Profit Sharing and Retirement Savings Plan and knowingly facilitated certain transfers of funds out of the Plan's account to a corporate account that Metacor maintained in one or more banks. Prudential Securities neither admitted nor denied the DOL's allegations.

     On May 20, 1997, the CFTC filed a complaint against Prudential Securities, Kevin Marshburn (a former Prudential Securities Financial Advisor) and two of Marshburn's sales assistants. The complaint alleges, in essence, that during the period from May 1993 through March 1994: (i) Marshburn fraudulently allocated trades among his personal account and certain customer accounts; (ii) Prudential Securities did not properly supervise Marshburn by failing to have policies and procedures in place to detect and deter the alleged allocation scheme; and (iii) Prudential Securities failed to maintain and produce records with respect to transactions during the period in issue. The complaint seeks several forms of relief against Prudential Securities, including a cease and desist order, suspension or revocation of registration, restitution, and civil penalties of up to $100,000 for each alleged violation. Prudential Securities has denied the operative allegations against it and is vigorously defending the action.

     On December 23, 1998, Prudential Securities was one of twenty-eight market making firms that reached a settlement with the SEC in the matter titled, IN THE MATTER OF CERTAIN MARKET MAKING ACTIVITIES ON NASDAQ. As part of the global settlement of that matter, Prudential Securities, without admitting or denying the factual allegations, agreed to an order which requires that the firm cease and desist from committing or causing any violations of Sections 15 (c)(1) and
(2) of the Exchange Act and Rules 15C1-2 and 15C2-7 thereunder, pay a civil penalty of $1,000,000 and disgorgement of $1,361 and submit certain policies and procedures for review by an independent consultant.

     In April 2000 Prudential Securities and nine other national and regional brokerage firms settled SEC civil administrative charges for overcharging municipalities for U.S. Treasury securities sold in connection with advance refundings of municipal bonds during the years 1990-94. In conjunction with the SEC enforcement action, the U.S. Attorney for the Southern District of New York and the Department of the Treasury settled civil charges under the False Claims Act against all ten firms. Prudential Securities agreed to pay $5.88 million ($5.83 million to the Treasury and $55,000 to municipal issuers). These payments also resolved certain tax-related claims of the IRS.

                                   EXHIBIT III


                     ANNUAL RATES OF RETURN SINCE INCEPTION
                     OF THE MILLBURN RIDGEFIELD CLIENT FUNDS

     The following are the annual rates of return of the client (as opposed to proprietary) futures funds sponsored by Millburn Ridgefield (other than the Trust itself; see Exhibit I "Performance of the Trust"). Of the following funds, Nestor Partners trades a diversified portfolio most similar (but nevertheless materially different) in market sector emphasis to the World Resource Portfolio. THE MANAGING OWNER WISHES TO EMPHASIZE TO PROSPECTIVE INVESTORS THAT THERE HAVE BEEN A NUMBER OF YEARS IN WHICH MILLBURN RIDGEFIELD CLIENT FUNDS HAVE SUSTAINED SIGNIFICANT LOSSES AND THAT THE VOLATILITY OF THESE FUNDS' PERFORMANCE IS QUALITATIVELY GREATER THAN THAT OF MANY MANAGED FUTURES FUNDS.

     None of the following funds is managed pursuant to the World Resource Portfolio. None of the following funds is being offered to investors pursuant to the Prospectus, and it is the performance of the Trust itself, not of Millburn Ridgefield's other funds, which is most pertinent to a decision whether or not to invest in the Units.

        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

MILLBURN GLOBAL                         MILLBURN CURRENCY                               NESTOR
OPPORTUNITY FUND L.P.                   FUND II, L.P.                                   (DIVERSIFIED;
(CURRENCIES AND FINANCIALS;             (CURRENCIES ONLY;                               PRIVATELY OFFERED)
PUBLICLY OFFERED)                       PUBLICLY OFFERED)

                  ANNUAL                                  ANNUAL                                 ANNUAL
YEAR           RATE OF RETURN           YEAR           RATE OF RETURN           YEAR          RATE OF RETURN
----           --------------           ----           --------------           ----          --------------
2000                (8.53)%             2000 (9 mos.)      (15.17)% (closed)    2000               12.37%
1999                (2.26)              1999                (1.86)              1999               (3.27)
1998                 1.08               1998                (9.83)              1998                4.81
1997                11.51               1997                18.65               1997               11.76
1996                 9.42               1996                 7.84               1996               14.21
1995                24.00               1995                11.49               1995               26.68
1994                (8.99)              1994               (16.59)              1994                9.53
1993                 6.28               1993               (12.17)              1993                8.43
                                        1992                11.39               1992               14.91
                                        1991 (5 mos.)        4.75               1991                4.43
                                                                                1990               48.25
                                                                                1989                0.43
                                                                                1988                2.20
                                                                                1987               43.70
                                                                                1986              (17.09)
                                                                                1985               26.56
                                                                                1984               20.74
                                                                                1983               (6.28)
                                                                                1982               26.54
                                                                                1981               39.11
                                                                                1980               48.57
                                                                                1979               60.93
                                                                                1978               20.78
                                                                                1977 (11 mos.)      3.33


          PURCHASERS OF UNITS WILL ACQUIRE NO INTEREST IN THESE FUNDS.


MILLBURN GLOBAL                              MILLBURN CURRENCY                       MRC CURRENCY
MARKETS PORTFOLIO L.P.                       FUND L.P.                               PARTNERS L.P.
(DIVERSIFIED; PRIVATELY OFFERED)             (CURRENCIES ONLY;                       (CURRENCIES ONLY;
                                             PRIVATELY OFFERED)                      PRIVATELY OFFERED)

                        ANNUAL                                 ANNUAL                                   ANNUAL
YEAR                 RATE OF RETURN          YEAR           RATE OF RETURN           YEAR           RATE OF RETURN
----                 --------------          ----           --------------           ----           --------------
2000                      (5.39)%            2000                 4.29%
1999                      (1.26)             1999                 2.12
1998                       2.34              1998                (7.03)              Closed
1997                      13.59              1997                20.13               1997 (5 mos.)       15.31%
1996                      11.77              1996                13.87               1996                16.59
1995                      28.76              1995                19.28               1995                22.02
1994                      (4.35)             1994                (8.63)              1994                (6.71)
1993 (3 mos.)              9.24              1993               (11.71)              1993                (8.53)
                                             1992                14.57               1992                15.67
                                             1991                 3.63               1991                 6.35
                                             1990                51.64               1990 (5 mos.)       26.16

MILLBURN WORLD
RESOURCE FUND L.P.
(DIVERSIFIED; PRIVATELY OFFERED)

                    ANNUAL
YEAR           RATES OF RETURN
----           ---------------

2000              11.21%
1999              (3.97)%
1998              11.98
1997              10.50
1996              17.45
1995              36.25

                            ------------------------

     Prospective investors should note that, in general, Millburn Ridgefield's private pools outperform its public funds. This is due in principal part to the costs associated with the distribution of the interests in such funds to the public. The Trust, as a public fund, is subject to higher costs, and its performance can be expected to reflect the effect of such costs, which cumulate significantly over time.

     MILLBURN RIDGEFIELD, IN GENERAL, APPEARS TO HAVE BEEN ABLE TO ACHIEVE BETTER PERFORMANCE IN EARLIER THAN IN MORE RECENT YEARS. ALTHOUGH THIS COULD BE DUE TO A NUMBER OF FACTORS, INCREASED ASSETS UNDER MANAGEMENT MAY BE A MATERIALLY CONTRIBUTING FACTOR.

     MILLBURN RIDGEFIELD'S SYSTEMS HAVE DEVELOPED SIGNIFICANTLY OVER TIME. THE SYSTEMS CURRENTLY USED BY MILLBURN RIDGEFIELD ARE NOT NECESSARILY THE SAME AS THOSE WHICH PRODUCED A SUBSTANTIAL PORTION OF THE PERFORMANCE REFLECTED ABOVE. NO REPRESENTATION IS OR COULD BE MADE THAT THE TRUST WOULD HAVE PERFORMED, OR WILL IN THE FUTURE PERFORM, IN A MANNER SIMILAR TO THE RESULTS SET FORTH ABOVE.

          PURCHASERS OF UNITS WILL ACQUIRE NO INTEREST IN THESE FUNDS.

                        ACKNOWLEDGMENT OF RECEIPT OF THE
                    MILLBURN WORLD RESOURCE TRUST SUPPLEMENT
                  DATED FEBRUARY 23, 2001 TO THE PROSPECTUS AND
                     DISCLOSURE DOCUMENT DATED MAY 15, 2000


     The undersigned hereby acknowledges that the undersigned has received a copy of The Millburn World Resource Trust Supplement dated February 23, 2001 to the Prospectus and Disclosure Document dated May 15, 2000.


INDIVIDUAL SUBSCRIBERS:                        ENTITY SUBSCRIBERS:


__________________________                     ____________________________
                                                      (Name of Entity)

__________________________                     By:_________________________
Signature of Subscriber(s)

                                               Title:______________________
                                                      (Trustee, partner or
                                                       authorized officer)



Dated:____________, 2001